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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

and

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

GENSET S.A.
(Name of Subject Company)

SERONO S.A.,

SERONO FRANCE HOLDING S.A.

and

SERONO B.V.
(Name of Filing Persons (Offerors))

Ordinary Shares, nominal value of EUR 3.00 per Share,
including Shares represented by American Depositary Shares evidenced by American Depositary Receipts each American Depositary Share representing one-third of one Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Numbers of Class of Securities)

Nathalie Joannes
General Counsel
Serono S.A.
15bis Chemin des Mines, Case Postale 54
CH-1211 Geneva 20, Switzerland
011 41 22 739 3113

Copy to:

Robert Bordeaux-Groult Cleary, Gottlieb, Steen & Hamilton 41, Avenue de Friedland 75008 Paris, France 011 33 1 40 74 68 00	William A. Groll Cleary, Gottlieb, Steen & Hamilton City Place House, 55 Basinghall Street London EC2V 5EH, United Kingdom 011 44 207 614 2200

(Name, Address and Telephone Numbers of Persons
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$796,769.64	$64.46

*
Estimated solely for purposes of calculating the filing fee pursuant to Section 14(g)(3). The Transaction Valuation was calculated on the basis of (i) the offer price of (x) EUR 8.19 for each of the 11,457 ordinary shares held by U.S. holders within the meaning of Rule 14d-1(d) under the Exchange Act and (y) EUR 2.73 for each one-third of an ordinary share represented by an ADS (on the basis of 218,166 ADSs outstanding)(which results in an aggregate value offered in this tender offer in euro of EUR 689,426.01) and (ii) an exchange rate (using the noon buying rate in New York City for cable transfers in EUR as certified for customs purposes by the Federal Reserve Bank of New York on May 12, 2003 of EUR .8653 for one U.S. dollar. The number of Shares held by U.S. holders and Shares represented by American Depositary Shares is based on information provided to the bidder by Genset S.A.

**
The filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, is $80.90 per $1,000,000 of the aggregate amount of cash proposed to be offered.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.	/x/ going-private transaction subject to Rule 13e-3.
/ / issuer tender offer subject to Rule 13e-4.	/x/ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Combined Schedule TO relates to the offer by Serono France Holding S.A., a stock corporation organized as a société anonyme under the laws of France ("Purchaser"), to purchase (a) all ordinary shares, nominal value EUR 3.00 per share (the "Shares"), of Genset S.A., a stock corporation organized as a société anonyme under the laws of France (the "Company"), that are held by U.S. holders within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended, and (b) all Shares represented by outstanding American Depositary Shares (the "ADSs") of the Company, each ADS representing one-third of one Share. Each Share is to be acquired at a price equal to the U.S. dollar equivalent, calculated on the day on which funds are received by the receiving agent, or its custodian in France, of EUR 8.19 and each one-third of one Share represented by an ADS at a price equal to the U.S. dollar equivalent, calculated on the day on which funds are received by the receiving agent, or its custodian in France, of EUR 2.73, in each case net to the seller in cash less any required withholding taxes and currency exchange costs and without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated May 15, 2003 (the "U.S. Offer to Purchase"), and in the related ADS letter of transmittal (the "ADS Letter of Transmittal") and the related Share form of acceptance (the "Share Form of Acceptance" which, together with the U.S. Offer to Purchase and the ADS Letter of Transmittal, each as amended or supplemented from time to time, collectively constitute the "U.S. Offer"), annexed to and filed with this Combined Schedule TO as Exhibits 99(a)(1), 99(a)(2), and 99(a)(3), respectively. The information set forth in the U.S. Offer to Purchase is incorporated by reference in answer to Items 1 through 11 in this Combined Schedule TO, except those items as to which information is specifically provided herein.

        This Combined Schedule TO is filed by Purchaser, and by Serono S.A. and Serono B.V. Serono S.A. is the ultimate parent of Purchaser. Serono B.V. is an intermediate holding company that is the direct parent of Purchaser. Serono B.V. is providing the financing for the U.S. Offer. Accordingly, Serono S.A. and Serono B.V. may be deemed to be bidders along with Purchaser.

        This Combined Schedule TO constitutes a Schedule 13E-3 of the bidders in accordance with Instruction I to Schedule 13E-3 and Instruction J to Schedule TO. In accordance with Instruction G to Schedule TO, this Combined Schedule TO also constitutes Amendment No. 5 to the Schedule 13D of Purchaser and Serono S.A., as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEM 12.    EXHIBITS.

99(a)(1)	U.S. Offer to Purchase, dated May 15, 2003.
99(a)(2)	Form of ADS Letter of Transmittal.
99(a)(3)	Form of Share Form of Acceptance.
99(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Ordinary Shares.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for American Depositary Shares.
99(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for Ordinary Shares.
99(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for American Depositary Shares.
99(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(9)	Text of press release issued by Serono S.A. on May 15, 2003.

2

99(a)(10)	Form of summary advertisement, published on May 15, 2003.
99(a)(11)	Translation of Genset's 2002 French Financial Statements.
99(b)	Serono B.V. Financing Commitment
99(c)	Included in full in "SPECIAL FACTORS—Opinion of Independent Appraiser" and "SPECIAL FACTORS—Appraisal of the Offers" of the U.S. Offer to Purchase (Exhibit 99(a)(1)).
99(d)	Not applicable.
99(f)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        The information set forth in the U.S. Offer to Purchase is incorporated by reference in answer to Items 1 through 16 of Schedule 13E-3, except those items to which information is specifically provided herein.

ITEM 2 to Schedule 13E-3. SUBJECT COMPANY INFORMATION

(e)    Prior Public Offerings: None of Serono S.A., Serono B.V. or Purchaser has made an underwritten public offering of Shares during the past three years.

ITEM 13 to Schedule 13E-3. FINANCIAL STATEMENTS

(a)
Financial Information:

(2)
Not applicable.

(b)
Pro Forma Information: Not applicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2003	SERONO S.A.
	By:	/s/ JACQUES THEURILLAT
	Name: Title:	Jacques Theurillat Director and Deputy Chief Executive Officer
SERONO FRANCE HOLDING S.A.
	By:	/s/ JACQUES THEURILLAT
	Name: Title:	Jacques Theurillat Director
SERONO B.V.
	By:	/s/ JACQUES THEURILLAT
	Name: Title:	Jacques Theurillat Director
	By:	/s/ PAUL WILKINSON
	Name: Title:	Paul Wilkinson Authorized Representative

EXHIBIT INDEX

Exhibit Number	Description
99(a)(1)	U.S. Offer to Purchase, dated May 15, 2003.
99(a)(2)	Form of ADS Letter of Transmittal.
99(a)(3)	Form of Share Form of Acceptance.
99(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Ordinary Shares.
99(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for American Depositary Shares.
99(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for Ordinary Shares.
99(a)(7)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for American Depositary Shares.
99(a)(8)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99(a)(9)	Text of press release issued by Serono S.A. on May 15, 2003.
99(a)(10)	Form of summary advertisement, published on May 15, 2003.
99(a)(11)	Translation of Genset's 2002 French Financial Statements.
99(b)	Serono B.V. Financing Commitment
99(c)	Included in full in "SPECIAL FACTORS—Opinion of Independent Appraiser" and "SPECIAL FACTORS—Appraisal of the Offers" of the U.S. Offer to Purchase (Exhibit 99(a)(1)).
99(d)	Not applicable.
99(f)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

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  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
  ITEM 2 to Schedule 13E-3. SUBJECT COMPANY INFORMATION
  ITEM 13 to Schedule 13E-3. FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX